Exhibit 99.1

GERDAU S.A. 2Q09 Consolidated Information	08/06/09

Vision

To be a global steel company and one of the most profitable in the industry.

Mission

Gerdau is an organization focused on the steel business, seeking to satisfy customers’ needs and to create value for shareholders, committed to the fulfillment of people and to the sustainable development of society.

Gerdau is the leading long steel producer in the Americas. It began its expansion over a century ago, and today is one of the principal players in the consolidation of the global steel industry. Gerdau employees receive regular training and are well prepared to face new challenges and run the operations in the Americas, Europe and Asia. Gerdau produces common and special long steel and flat steel based primarily in electric arc furnace, through mini-mill production process. Its products serve the construction, manufacturing, automotive and agribusiness sectors. Gerdau stock is traded on the São Paulo, New York, Toronto, Madrid and Lima stock exchanges, with more than 140,000 shareholders.

Highlights of the second quarter of 2009

	2nd		1st
	quarter		quarter		Variation	1st half		1 st half
Key information	2009		2009		2Q09/1Q09	2009		2008
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	3,100		2,549		21.6%	5,649		10,755
Rolled Products	2,792		2,446		14.1%	5,238		9,148
Sales (1,000 tonnes)	3,378		3,061		10.4%	6,439		10,512
Net Revenue (R$ million)	6,401		6,968		-8.1%	13,369		20,044
EBITDA (R$ million)	595		599		-0.7%	1,194		4,731
Net Income (R$ million)	(329)		35			(294)		3,214
Net income without non-recurring effects (R$ million)	467		35			502		3,214
Gross Margin	12.5%		11.3%			11.9%		25.5%
EBITDA Margin	9.3%		8.6%			8.9%		23.6%
Net Margin	-5.1%		0.5%			-2.2%		16.0%
Net margin without non-recurring effects	7.3%		0.5%			3.8%		16.0%
Shareholders’ Equity (R$ million)	22,324		24,513			22,324		21,071
Total Assets (R$ million)	49,272		56,104			49,272		47,554
Net Income / Shareholders’ Equity (1)	6.4%		15.9%			6.4%		24.7%
Gross Debt / Total Net Capitalization	45.9%		47.5%			45.9%		43.9%
Gross Debt / EBITDA (2)	2.9	x	2.6	x		2.9	x	2.1	x
Net Debt / EBITDA (2)	2.0	x	1.9	x		2.0	x	1.4	x

(1) Last 12 months Net Income/ Shareholders’ Equity

(2) Last 12 months EBITDA

Conference Call
August 6, 2009

Portuguese	English (simultaneous translation)
2:30 p.m. (Brasília)	2:30 p.m. (Brasília)
Tel:	Tel:
- from Brazil: 11 2188 0188	- from U.S. and Canada +1 866 890 2584
0800 726 5606	- from other countries: +1 646 843 6054
- from other countries: +55 11 2188 0188	- from Brazil: 11 2188 0188
Code: Gerdau	0800 726 5606
Code: Gerdau (in Portuguese)

IR Contact
Tel: +55 51 3323.2703	E-mail: inform@gerdau.com.br

Performance in the second quarter of 2009

Gerdau S.A. reports its Consolidated Financial Statements in accordance with the international accounting standards established by the International Accounting Standards Board — IASB (known as International Financial Reporting Standards — IFRS) and ratified by CVM Instruction 457 of July 13, 2007.

Business Segmentation

The information presented in this report is organized in accordance with the following segmentation of Gerdau’s businesses, as established by its corporate governance:

•                  Brazil: includes Brazilian operations, except specialty steel;

•                  North America — includes all North American operations, except Mexico and specialty steel (Macsteel);

•                  Latin America — includes all Latin American operations, except Brazil;

•                  Specialty Steel — includes the specialty steel operations in Brazil, Europe and the United States.

Production

Crude Steel

•                 On a consolidated basis, the 21.6% upturn in the production of crude steel in the second quarter versus the first quarter of 2009 reflects the gradual recovery of the global steel market, indicating that the lowest capacity utilization levels were registered in the beginning of the year. Gerdau increased production in several segments in line with the new demand and inventory levels in the market.

•                  The Brazil and Specialty Steel segments posted growth of 32.9% and 28.0%, respectively, in the second quarter of 2009, due to the low production levels in the first quarter of 2009 in order to reduce the Company’s inventories. In the North America Segment, the 16.6% increase in production is in line with the level of demand in the period. Production in the Latin America segment remained stable in the second quarter in relation to the first quarter of 2009.

Production	2nd quarter	1st quarter	Variation	1st half	1st half
(1,000 tonnes)	2009	2009	2Q09/1Q09	2009	2008
Crude Steel (slabs, blooms and billets)
Brazil	1,168	879	32.9%	2,047	3,917
North America	1,217	1,044	16.6%	2,261	4,474
Latin America	317	315	0.6%	632	955
Specialty Steel	398	311	28.0%	709	1,409
Total	3,100	2,549	21.6%	5,649	10,755

Rolled Products
Brazil	874	678	28.9%	1,552	2,426
North America	1,103	1,094	0.8%	2,197	4,272
Latin America	416	344	20.9%	760	1,108
Specialty Steel	399	330	20.9%	729	1,342
Total	2,792	2,446	14.1%	5,238	9,148

Note: the information above does not include data from shared controlled companies and joint ventures.

Crude Steel Production (slabs, blooms and billets) (‘000 tonnes)	Rolled Steel Production (‘000 tonnes)

Rolled Products

•                  Consolidated rolled steel output was 2.8 million tonnes in the second quarter of 2009, up 14.1% on the 2.4 million tonnes in the first quarter of 2009. As in the case of crude steel, Gerdau increased production in several segments in line with the new demand and inventory levels in the market.

Optimization of capacities

•                  Following the gradual improvement in domestic and foreign demand, Gerdau announced on July 1, the resumption of operations at blast furnace 1 of Gerdau Açominas, which had been under maintenance since December 2008. The more favorable prospects in the international market led the Company to also maintain blast furnace 2 operational, though a temporary stoppage of the furnace had been announced in mid-July. Gerdau will gradually raise the furnace’s capacity utilization till the market picks up completely.

Sales

•                  Consolidated sales in the second quarter of 2009 came to 3.4 million tonnes, an increase of 10.4% over the previous quarter, chiefly due to the recovery in the construction industry and stock replenishment throughout the production chain. Another important factor was the 26.2% growth in sales in June 2009 in relation to December 2008, signaling a recover.

Consolidated Sales (1)	2nd quarter	1st quarter	Variation	1st half	1st half
(1,000 tonnes)	2009	2009	2Q09/1Q09	2009	2008
Brazil	1,212	1,096	10.6%	2,308	3,439
Domestic Market	812	721	12.6%	1,533	2,459
Exports	400	375	6.7%	775	980
North America	1,239	1,080	14.7%	2,319	4,508
Latin America	507	487	4.1%	994	1,240
Specialty Steel	420	398	5.5%	818	1,325
Total	3,378	3,061	10.4%	6,439	10,512

(1) - Excludes shipments to controlled companies

Note: the information above does not include data from shared controlled companies and joint ventures.

•                  In the Brazil segment, the highlight was the expansion of the domestic market, 12.6% higher in the second quarter in relation to the first quarter of 2009, driven by the construction work at real estate projects launched last year, as well as by the recovery in some industrial sectors during the second quarter.

•                  The Brazilian segment’s exports totaled 400,000 tonnes in the second quarter, 6.7% more than in the first quarter, generating revenue of R$ 388.9 million.

•                  Sales in the North American segment increased by 14.7% in the second quarter over the first quarter of 2009, thanks to a gradual recovery in demand and to stock replenishment.

•                  Sales in Latin America segment increased by 4.1% in the second quarter over the first quarter of 2009. Sales in Chile and Peru recovered, whereas Mexico and Colombia recorded a drop in sales.

•                  The Specialty Steel segment increased sales by 5.5% in the second quarter over the first quarter of 2009. In Brazil, the growth of vehicle sales in the beginning of the year helped specialty steel sales to bounce back in the second quarter. Specialty steel operations in the United States and Spain were still affected by the crisis in their automotive industries.

Consolidated Sales(1)

(‘000 tonnes)

(1) - Excludes shipments to subsidiaries.

Results

Net Revenue

•                  In the second quarter of 2009, consolidated net revenue from sales totaled R$ 6.4 billion, decreasing by 8.1% from the previous quarter, as a result of the fall in prices and the foreign exchange loss on revenues in U.S. dollars, which was partially offset by the higher sales volume in the period.

•                  Brazilian operations (domestic market plus exports) posted modest growth in net revenue in the second quarter of 2009 compared to the previous quarter. The recovery in sales, especially in the domestic market, was enough to offset the falling prices. On the other hand, the sales recovery in other operations was not enough to offset the fall in prices and the foreign exchange loss in the period (15.7% appreciation of the Brazilian real against the U.S. dollar), leading to a net revenue reduction.

Net Revenue	2nd quarter	1st quarter	Variation	1st half	1st half
(R$ million)	2009	2009	2Q09/1Q09	2009	2008
Brazil	2,408	2,366	1.8%	4,774	6,482
North America	2,112	2,398	-11.9%	4,510	7,679
Latin America	798	912	-12.5%	1,710	2,063
Specialty Steel	1,083	1,292	-16.2%	2,375	3,820
Total	6,401	6,968	-8.1%	13,369	20,044

Note: the information above does not include data from shared controlled companies and joint ventures.

Cost of Goods Sold

•                  To be in line with the new level of demand, the Company reduced the total production costs by R$ 2.4 billion in the first half of 2009, while maintaining fixed costs at 24.0% of total costs.

•                  Cost of goods sold declined by R$ 578.6 million in the second quarter of 2009, reflecting the reduction in the production costs since first quarter of 2009. As a result, gross margin came to 12.5% in the second quarter, over the 11.3% in the previous quarter of 2009. Note that the main inventory adjustments at market prices were made in the first half of 2009.

•                  In the Brazil segment, the decline in prices and the low returns from exports resulted in a lower gross margin, which was 28.6% in the second quarter of 2009. In the North America segment, gross margin recovered during the period, going up from 4.2% to 6.3%, driven by higher sales, resulting in a higher dilution of fixed costs. Gross margin also recovered at the Latin America and Specialty Steel segments, driven by the same effect.

Selling, General and Administrative Expenses

•                  Selling, general and administrative expenses declined from R$ 647.2 million in the first quarter to R$ 603.8 million in the second quarter of 2009, a 6.7% decline.

EBITDA

•                  EBITDA (earnings before interest, tax, depreciation, amortization and impairment of assets), also known as operating cash flow generation, was R$ 595.3 million in the second quarter of 2009, at the same level of to the first quarter amount. EBITDA margin went up from 8.6% in the first quarter to 9.3% in the second quarter of 2009.

Consolidated EBITDA breakdown	2nd quarter	1st quarter	1st half	1st half
(R$ million)	2009	2009	2009	2008
Net Income	(329)	35	(294)	3,214
Provision for Income Tax and Social Contribution	(81)	(88)	(169)	956
Net Financial Result	(517)	178	(339)	(270)
Depreciation and Amortization	442	474	916	831
Impairment of Assets	1,080	—	1,080	—
EBITDA	595	599	1,194	4,731

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent the cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

•                  The Brazil segment was the main contributor to the period’s operating cash flow. The North America segment recorded a 42% increase in EBITDA quarter-on-quarter, which reflected in a 2.2 p.p. improvement in the margin. Other segments (Latin America and Specialty Steels) continued to record negative operating cash flows in the period.

	2nd quarter 2009
EBITDA breakdown by segment (R$ million)	Brazil	North America	Latin America	Specialty Steel	Total
Net Income	643	(70)	(219)	(683)	(329)
Provision for Income Tax and Social Contribution	311	(83)	10	(319)	(81)
Net Financial Result	(555)	63	(46)	21	(517)
Depreciation and Amortization	172	143	24	103	442
Impairment of Assets	—	72	136	872	1,080
EBITDA 2nd quarter 2009	571	125	(95)	(6)	595

EBITDA by segment	2nd quarter	1st quarter	1st half	1st half
(R$ milhões)	2009	2009	2009	2008
Brazil	571	653	1,224	2,028
North America	125	88	213	1,558
Latin America	(95)	(139)	(234)	445
Specialty Steel	(6)	(3)	(9)	700
Total	595	599	1,194	4,731

Equity Income

•                  Companies in which Gerdau has shared control or are joint ventures were not consolidated and their results were evaluated based on the equity method.

•                  Considering its respective equity interests, these companies sold 203,000 tonnes of steel products in the second quarter, generating net sales revenue of R$ 324.5 million.

•                  Based on these companies’ results, equity income was a loss of R$ 55.8 million in the second quarter of 2009, mainly influenced by the results of the companies Gallatin Steel Company in the United States and Multisteel Business Holding Corp. in the Dominican Republic.

Financial Result

•                  In the second quarter, the financial result (financial revenue less financial expenses, foreign exchange variation and gains/losses on hedge operations) was a net financial income of R$ 517.0 million, compared to a net financial expense of R$ 177.9 million in the previous quarter. This improvement in the financial result was mainly due to the positive impact of the foreign exchange variation in the quarter, since the Brazilian real gained 15.7% against the U.S. dollar on a portion of the foreign-currency loans contracted by companies in Brazil.

•                  Note that of the total foreign-currency debt of US$ 3.5 billion contracted by companies in Brazil as on June 30, 2009, US$ 1.5 billion is linked to the acquisition of companies abroad, wherein the foreign exchange variation is booked directly under shareholders’ equity according to IFRS norms. The foreign exchange variation on the remaining US$ 2.0 billion was booked under the income statement.

Net Income

•                  As a result of the losses from impairment of assets (fixed and intangible assets, and goodwill), net of income tax in the amount of R$ 796.5 million, the consolidated result of the second quarter of 2009 was a net loss of R$ 329.1 million. Excluding this effect, the result was a net income of R$ 467.4 million.

Net Income	2nd quarter	1st quarter	1st half	1st half
(R$ million)	2009	2009	2009	2008
Brazil	643	472	1,115	1,758
North America	(70)	(78)	(148)	776
Latin America	(219)	(232)	(451)	304
Specialty Steel	(683)	(127)	(810)	376
Net income	(329)	35	(294)	3,214
Impairment of assets	1,080	—	1,080	—
Income tax on impariment of assets	(284)	—	(284)	—
Net income without non-recurring effects	467	35	502	3,214

Working Capital

•                  Working capital, represented by accounts receivable from clients, inventories and accounts payable, totaled R$ 7.5 billion in June 2009, reflecting the R$ 2.0 billion reduction in inventories compared to March 2009, which was influenced by the reduction in fixed production costs and the foreign-exchange variation in the period.

Working Capital

(R$ billion)

Investments

•                  The Company plans to invest US$ 3.6 billion in fixed assets between 2009 and 2013, which may be reduced based on lower investment costs in the future economic scenario. For 2009, planned disbursements for these investments total US$ 550 million.

•                  Investments in fixed assets totaled US$ 149.0 million in the second quarter of 2009, 49.0% of which was invested in the Brazil segment and the remaining 51.0% in other segments. A total of US$ 391.0 million has been disbursed in the first semester of 2009.

Financial Liabilities

•                  Gross debt (loans and financing plus debentures), totaled R$ 18.9 billion on June 30, 2009, of which 14.9% was short-term (R$ 2.8 billion) and 85.1% was long-term (R$ 16.1 billion). Note that the second quarter of 2009 saw a R$ 3.2 billion reduction in gross debt as a result of payments made and the foreign exchange variation in the period. On June 30, gross debt was equivalent to 2.9 times EBITDA in the last 12 months.

•                  On June 30, the composition of gross debt was 17.6% in Brazilian reais, 35.9% in foreign currency contracted by the companies in Brazil, and 46.5% in different currencies contracted by subsidiaries abroad.

•                  Cash (cash, cash equivalents and short-term investments) totaled R$ 6.3 billion in June, of which 48.1% was held by Gerdau’s subsidiaries abroad, mainly in U.S. dollars. Thanks to the first semester efforts to reduce working capital, cash increased by R$ 772.3 million in the first half of 2009.

Cash	Gross Debt
(R$ billion)	(R$ billion)

•                  Net debt (loans and financing, plus debentures, minus cash, cash equivalents and short-term investments) on June 30 this year totaled R$ 12.7 billion, equivalent to 2.0 times the EBITDA in the past 12 months.

Indebtedness
(R$ million)	06/30/2009	12/31/2008
Short-term	2,826	3,933
Local Currency (Brazil)	1,048	892
Foreign Currency (Brazil)	677	1,103
Companies Abroad	1,101	1,938
Long-term	16,095	19,301
Local Currency (Brazil)	2,276	2,625
Foreign Currency (Brazil)	6,111	6,886
Companies Abroad	7,708	9,790
Gross debt	18,921	23,234
Cash, cash equivalents and shot-term investments	6,263	5,491
Net Debt	12,658	17,743

•                  In June, Gerdau obtained approval for its proposed temporary adjustments to the covenants in its debt agreements with financial institutions. The agreement involved more than 40 financial institutions and was unanimously approved for the loans subject to these covenants, which totaled US$ 3.7 billion on March 31, 2009. The agreement will be valid until September 30, 2010, and may be canceled anytime by the Company. The new terms are:

•                  From gross debt to EBITDA less than 4x to net debt to EBITDA less than 5x;

•                  From EBITDA to financial expenses of more than 3x to EBITDA to net financial expenses of more than 2.5x; and

•                  Gross debt ceiling of US$ 11.0 billion.

•                  The key debt indicators of Gerdau companies at the end of June are shown below:

Ratios	06/30/2009		12/31/2008
Gross Debt/ Total Capitalization (1)	45.9%		48.1%
Gross Debt / EBITDA (2)	2.9	x	2.3	x
Net Debt / EBITDA (2)	2.0	x	1.8	x

(1) - Total Capitalization = Shareholders’ Equity + Gross Debt

(2) - Last 12 Months

•                  On June 30, the long-term debt amortization schedule, including debentures, was:

Year	R$ million
2010 (July-December)	735
2011	3,586
2012	4,399
2013	1,929
2014 and afterwards	5,446
Total	16,095

•                  It is worth mentioning that the subsidiary Gerdau Ameristeel announced its plans to redeem on August 31, 2009, the Senior Notes with annual coupon of 10.375%, amounting to US$ 405 million and maturing in 2011.

THE MANAGEMENT

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

in thousands of Brazilian reais (R$)

	June 30, 2009	December 31, 2008
CURRENT ASSETS
Cash and cash equivalents	2,983,983	2,026,609
Short-term investments
Held for Trading	2,567,420	2,759,486
Available for sale	648,387	627,151
Trade accounts receivable	2,969,350	3,683,933
Inventories	6,212,755	10,398,263
Tax credits	656,372	857,923
Prepaid expenses	90,209	89,262
Unrealized gains on derivatives	40	10,035
Other current assets	300,396	322,878
	16,428,912	20,775,540

NON-CURRENT ASSETS
Long-term investments	63,259	77,563
Tax credits	673,997	521,441
Deferred income taxes	1,388,196	1,766,355
Unrealized gains on derivatives	62,828	68,145
Prepaid expenses	95,868	129,368
Judicial deposits	279,435	258,620
Other non-current assets	302,147	323,415
Prepaid pension cost	298,056	271,447
Investments in associates and jointly-controlled entities	1,331,750	1,775,073
Other investments	28,827	21,768
Goodwill	9,366,368	11,294,102
Other intangible assets	1,025,963	1,712,930
Property, plant and equipment, net	17,926,045	20,054,747
	32,842,739	38,274,974

TOTAL ASSETS	49,271,651	59,050,514

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

in thousands of Brazilian reais (R$)

	June 30, 2009	December 31, 2008
CURRENT LIABILITIES
Trade accounts payable	1,698,353	2,855,419
Short-term debt	2,658,938	3,788,085
Debentures	167,375	145,034
Taxes payable	623,816	517,272
Payroll and related liabilities	418,718	551,941
Dividends payable	36,888	7,820
Unrealized losses on derivatives	20,965	69,435
Other current liabilities	382,620	540,431
	6,007,673	8,475,437

NON-CURRENT LIABILITIES
Long-term debt	15,502,515	18,595,002
Debentures	591,859	705,715
Deferred income taxes	2,374,316	3,060,268
Unrealized losses on derivatives	143,314	314,267
Provision for tax, labor and civil claims	476,011	467,076
Employees benefits	920,050	1,275,985
Put options on minority interest	563,141	698,321
Other non-current liabilities	369,018	414,865
	20,940,224	25,531,499

EQUITY
Capital	14,184,805	14,184,805
Treasury stocks	(119,227)	(122,820)
Legal reserve	144,062	144,062
Stock option compensation plan	(6,688)	(10,008)
Retained earnings	4,877,262	5,110,818
Other consolidated comprehensive income	(912,917)	859,645
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	18,167,297	20,166,502

NON-CONTROLLING INTERESTS	4,156,457	4,877,076

EQUITY	22,323,754	25,043,578

TOTAL LIABILITIES AND EQUITY	49,271,651	59,050,514

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

in thousands of Brazilian reais (R$)

	Periods of three months ended in		Periods of six months ended in
	June 30, 2009	March 31, 2009	June 30, 2009	June 30, 2008

NET SALES	6,401,515	6,967,785	13,369,300	20,044,438
Cost of sales	(5,599,129)	(6,177,738)	(11,776,867)	(14,931,856)
GROSS PROFIT	802,386	790,047	1,592,433	5,112,582
Selling expenses	(150,556)	(154,965)	(305,521)	(334,159)
General and administrative expenses	(453,201)	(492,201)	(945,402)	(1,064,349)
Impairment of assets	(1,080,063)	—	(1,080,063)	—
Other operating income	29,233	82,091	111,324	83,668
Other operating expenses	(19,287)	(35,421)	(54,708)	(40,614)
Equity in earnings of unconsolidated companies	(55,753)	(64,963)	(120,716)	142,707
OPERATIONAL (LOSS) INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	(927,241)	124,588	(802,653)	3,899,835
Finacial income	139,463	99,372	238,835	346,144
Financial expenses	(335,330)	(393,034)	(728,364)	(714,972)
Exchange variations, net	696,096	148,850	844,946	601,968
Gain and losses on derivatives, net	16,762	(33,048)	(16,286)	37,355
INCOME BEFORE TAXES	(410,250)	(53,272)	(463,522)	4,170,330
Income and social contribution taxes
Current	(140,814)	55,694	(85,120)	(893,758)
Deferred	221,969	32,577	254,546	(62,621)

NET INCOME	(329,095)	34,999	(294,096)	3,213,951
ATTRIBUTED TO:
Parent company’s interest	(266,060)	88,432	(177,628)	2,737,978
Minority interests	(63,035)	(53,433)	(116,468)	475,973
	(329,095)	34,999	(294,096)	3,213,951

Basic earnings per share - preferred and common	(0.19)	0.06	(0.13)	2.01

Diluted earnings per share - preferred and common	(0.19)	0.06	(0.12)	2.00

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

in thousands of Brazilian reais (R$)

	Periods of three months ended in		Periods of six months ended in
	June 30, 2009	March 31, 2009	June 30, 2009	June 30, 2008

Cash flows from operating activities
Net (loss) income	(329,095)	34,999	(294,096)	3,213,951
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	442,477	474,386	916,863	831,438
Impairment of assets	1,080,063	—	1,080,063	—
Equity in earnings of unconsolidated companies	55,753	64,963	120,716	(142,707)
Exchange variation, net	(696,096)	(148,850)	(844,946)	(601,968)
(Gains) losses on derivatives, net	(16,762)	33,048	16,286	(37,355)
Post-employment benefits	69,529	26,517	96,046	19,402
Stock based compensation	5,017	—	5,017	(39,680)
Income tax	(81,155)	(88,271)	(169,426)	956,379
Loss on disposal of property, plant and equipment and investments	(22)	(10,891)	(10,913)	24,941
Provision for losses on available for sale securities	—	—	—	63,152
Allowance for doubtful accounts	12,954	13,900	26,854	11,743
Provision for tax, labor and civil claims	2,976	8,644	11,620	(40,317)
Interest income	(64,156)	(76,615)	(140,771)	(241,036)
Interest expense	247,103	315,604	562,707	489,617
(Reversal) provision for obsolescense and fair market value adjustment	(8,259)	(56,175)	(64,434)	14,395
	720,327	591,259	1,311,586	4,521,955

Changes in assets and liabilities:
Decrease (Increase) in trade accounts receivable	149,644	163,030	312,674	(1,215,743)
Decrease (Increase) in inventories	1,414,266	2,090,762	3,505,028	(1,341,019)
Decrease in trade accounts payable	(228,672)	(610,340)	(839,012)	(167,265)
Decrease in other receivables	107,689	29,477	137,166	706,911
Decrease in other payables	(148,840)	(345,043)	(493,883)	(1,024,419)
Distributions from joint-controlled entities	938	—	938	63,729
Purchase of trading securities	(1,076,500)	(41,685)	(1,118,185)	(2,887,823)
Proceeds from maturities and sales of trading securities	1,094,061	291,707	1,385,768	2,450,981
Cash provided by operating activities	2,032,913	2,169,167	4,202,080	1,107,307

Interest paid on loans and financing	(251,738)	(306,831)	(558,569)	(454,115)
Income and social contribution taxes paid	(88,935)	(47,604)	(136,539)	(484,615)
Net cash provided by operating activities	1,692,240	1,814,732	3,506,972	168,577

Cash flows from investing activities
Additions to property, plant and equipment	(328,253)	(478,881)	(807,134)	(946,830)
Additions to intangibles	(78,030)	(6,400)	(84,430)	(20,537)
Payments for business acquisitions, net of cash of acquired entities	(4,200)	—	(4,200)	(2,772,715)
Purchases of available for sale securities	(368,551)	(624,382)	(992,933)	—
Proceeds from sale of available for sale securities	527,756	342,145	869,901	92,567
Interest received on cash investments	(1,366)	2,499	1,133	(72,297)
Net cash used in investing activities	(252,644)	(765,019)	(1,017,663)	(3,719,812)

Cash flows from financing activities
Capital increase	—	—	—	2,901,966
Dividends and interest on capital paid	246	(106,879)	(106,633)	(661,955)
Payments of deferred finance costs	(37,200)	—	(37,200)	—
Proceeds from loans and financing	1,628,533	320,761	1,949,294	3,509,942
Repayment of loans and financing	(1,917,619)	(1,012,889)	(2,930,508)	(2,321,239)
Intercompany loans, net	(232,322)	17,406	(214,916)	282,315
Net cash used in (provided by) financing activities	(558,362)	(781,601)	(1,339,963)	3,711,029

Exchange variation on cash and cash equivalents	(147,768)	(44,204)	(191,972)	(142,928)

Increase in cash and cash equivalents	733,466	223,908	957,374	16,866
Cash and cash equivalents at beginning of period	2,250,517	2,026,609	2,026,609	2,026,096
Cash and cash equivalents at end of period	2,983,983	2,250,517	2,983,983	2,042,962

This document may include forward-looking statements. These statements depend on estimates, information or methods that may be incorrect or inaccurate and may not materialize. These estimates are also subject to risks, uncertainties and assumptions that include general economic, political and commercial conditions in Brazil and the markets where we operate, as well as existing and future government regulations. Potential investors are advised that none of these expectations represents a guarantee of future performance, since they involve risks and uncertainties. The company does not undertake and specifically renounces any obligation to update these expectations, since they are valid only on the date when they were made.